Filed Pursuant to Rule 433 Registration No. 333-152480 Issuer Free Writing Prospectus dated August 12, 2008 Relating to Registration Statement on Form S-3

CAI International, Inc.

2,250,000 Shares

This free writing prospectus relates only to the securities described in, and should be read together with, the preliminary prospectus dated August 4, 2008 (the “Preliminary Prospectus”) included in Amendment No. 2 to CAI International, Inc.’s Registration Statement on Form S-3 (Commission File No. 333-152480) relating to these securities. The following information supplements and updates the information contained in the Preliminary Prospectus.

Common shares offered by CAI International, Inc.	750,000 shares (862,500 shares if the underwriters’ over-allotment option is fully exercised)

Common shares offered by the selling stockholder	1,500,000 shares (1,725,000 shares if the underwriters’ over-allotment option is fully exercised)

Underwriters’ over-allotment option	337,500 shares

Common shares to be outstanding after this offering (based on shares outstanding as of June 30, 2008)	17,891,896 shares (18,004,396 if the underwriters’ over-allotment option is fully exercised)

Common shares to be owned by the selling stockholder after this offering (based on shares outstanding as of June 30, 2008)	7,392,240 shares (7,167,240 shares if the underwriters’ over-allotment option is fully exercised)

Net proceeds, before expenses, to CAI International, Inc.	$10,927,500 ($12,566,625 if the underwriters’ over-allotment option is fully exercised)

CAI International’s long-term debt and capital lease obligations as of June 30, 2008, after giving effect to the sale of shares by CAI International and after deducting underwriting discounts and commissions and estimated offering expenses, were approximately $207.3 million (approximately $205.6 million if the underwriters’ over-allotment option is fully exercised).

CAI International has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the company has filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, CAI International, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-747-3924 or 1-800-294-1322.

Any disclaimers or other notices that may appear below or elsewhere within this communication are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via an email system.